[LETTERHEAD OF HD SUPPLY, INC.]

January 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Registration Statements on Form S-4 of

HD Supply, Inc.

File Nos. 333-185158 and 333-186164

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, HD Supply, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statements be accelerated so as to permit them to become effective at 4:00 PM (EDT) on January 31, 2013, or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

HD SUPPLY, INC.

By:	/s/ Ricardo Nunez
Name:	Ricardo Nunez
Title:	Senior Vice President, General Counsel and Secretary